F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

December 22, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Attention: John Reynolds, Assistant Director, Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re:   Neoview Holdings Inc. (the "Company")
Amendment No. 4 - Form SB-2 Registration Statement, File No. 333-122557

Further to your letter dated December 21, 2005, enclosed please a red-tagged copy of Amendment No. 4 to the Form SB-2 Registration Statement, including exhibits, filed with you by Edgar. We also enclose a hard copy of both the clean and blacklined SB-2 as a courtesy.

The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your December 21, 2005 letter:

Growth of Internet Usage in China, page 15

The old information has been deleted. There is not any new information to be added, as the existing disclosure has been provided up to July 2005.

Recent Sales of Unregistered Securities

Pursuant to Regulation S Rule 902(h), the transactions to the two directors are "offshore transactions". Under Rule 902(h), if the offer is not made to a person in the United States and at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States, the transaction is considered to be offshore. The Company sold the shares to the directors in China. The Company uses the Nevada office as its principal executive office. However, the two directors mostly reside in China. This early stage of the development of the business of the Company requires them to be in China in order to target the auto parts and tool products manufacturers and exporters in the People's Republic of China who will register as sellers on the Internet auto parts and tool trade website of the Company.

Exhibits

This particular paragraph was mistakenly included in the Subscription Agreement. The Company has removed this paragraph and an amended Subscription Agreement is attached.

If you have any other questions, please do not hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan